SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
     ENDED DECEMBER 31, 2017

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 First Financial Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS   PAGE NUMBER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN



By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 8, 2018

Plante & Moran, PLLC
Suite 100
250 S. High Street
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Chemed/Roto Rooter Savings & Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemed/Roto Rooter Savings & Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as the Plan's auditor since 2017.

Columbus, Ohio
June 8, 2018

F-S 1

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2017	**2016**
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 29,953,942	$ 23,821,144
Mutual funds	181,062,376	154,920,792
Collective Trust fund	9,445,741	8,272,566
Total investments	220,462,059	187,014,502
Receivables:		
Notes receivable from participants	6,615,442	6,287,687
Employer contributions	4,029,361	3,608,800
Participant contributions	38,756	35,111
Accrued interest and dividends	719	30
Total receivables	10,684,278	9,931,628
Cash	-	25,394
Total assets	231,146,337	196,971,524
Liabilities:		
Other liabilities	47,950	-
Accrued expenses	3,758	3,450
Net assets available for benefits, at fair value	$ 231,094,629	$ 196,968,074

The accompanying notes are an integral part of these financial statements

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2017
Contributions:		
Employer	$	7,835,490
Participant		9,632,365
Rollovers		356,999
		17,824,854
Interest income on notes receivable from participants		281,081
Investment income:		
Net realized and unrealized gains on investments		30,962,970
Dividends and other income		8,989,679
		39,952,649
Benefits paid to participants		(23,793,364)
Administrative expenses		(138,665)
		(23,932,029)
Increase in net assets		34,126,555
Net assets available for benefits:		
Beginning of year		196,968,074
End of year	$	231,094,629

The accompanying notes are an integral part of this financial statement

Notes to Financial Statements

1. **General Description of the Plan**

Overview and Eligibility

Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2017, the IRC limit on before-tax contributions was $18,000. In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $6,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Qualified Matching Contribution") to the Plan on the first 6% of employees' basic contribution.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $270,000 for the Plan year ended December 31, 2017. All contributions are subject to limitations imposed by the IRC and ERISA.

Participant Accounts

Individual participant accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company match if applicable, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting and Forfeitures

Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service. Employer may elect to use forfeitures to pay Plan administrative expenses or to reduce Qualified Nonelective Contributions and Qualified Matching Contributions.

At December 31, 2017 and 2016, the forfeited account totaled $664,423 and $460,410, respectively, which was used to reduce the year end employer contributions receivable.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch, who was subsequently acquired by Bank of America, N.A., as Trustee and currently offers participants the ability to invest contribution amounts in various mutual fund options, a stable value common collective trust fund and Chemed Corporation stock. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Investment in Chemed Corporation stock is limited to 20% of a participant's total account balance. Employer contributions are invested in the same manner and allocation as the employee contributions. The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance with a maximum limit of $50,000. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

Notes to Financial Statements _____

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2.   **Summary of Significant Accounting Policies**

Investment valuation
Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
All expenses incurred in the administration of the Plan are paid by the Plan except for audit and legal expenses which are paid by the Company.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

The Plan provides for various investment options in a number of funds which include stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

3. **Tax Status**

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 3, 2018, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. The related Trust is exempt from federal income tax under section 501(a) of the IRC.

The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

4. **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Form 5500.

	December 31,	
	2017	2016
Net assets available for benefits per the financial statements	$ 231,094,629	$ 196,968,074
Amounts allocated to withdrawing participants	(8,370)	(76,455)
Net assets available for benefits per the Form 5500	$ 231,086,259	$ 196,891,619

The following is a reconciliation of change in net assets per the financial statements at December 31, 2017 to Form 5500.

Increase in net assets per the financial statements	$ 34,126,555
Less: Change in amounts allocated to withdrawing particpants	(68,085)
Net income per Form 5500	$ 34,194,640

Notes to Financial Statements

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but are not yet paid as of year-end.

5. **Fair Value Measurements**

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the NAV of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the New York Stock Exchange on which the security is traded.

Collective trust – Valued at NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the

Notes to Financial Statements

investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

| | Investments (at fair value) | December 31, 2017 | | |
		Level 1	Level 2	Level 3
Common stock	$ 29,953,942	$ 29,953,942	$ -	$ -
Mutual funds	181,062,376	181,062,376	-	-
Total		$ 211,016,318	$ -	$ -

Investments measured at NAV:		
Collective trust fund	9,445,741	
Total investments at fair value	$ 220,462,059	

| | Investments (at fair value) | December 31, 2016 | | |
		Level 1	Level 2	Level 3
Common stock	$ 23,821,144	$ 23,821,144	$ -	$ -
Mutual funds	154,920,792	154,920,792	-	-
Total		$ 178,741,936	$ -	$ -

Investments measured at NAV:		
Collective trust fund	8,272,566	
Total investments at fair value	$ 187,014,502	

Investments in the collective trusts have no holding period, and redemptions can be made daily. There are no unfunded commitments.

6. **Party-In-Interest Transactions**

Certain Plan investments held during the years ended December 31, 2017 and 2016 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.

Chemed/Roto-Rooter

Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)
December 31, 2017   **Schedule I**

(a)	(b) Identity of issue	(c) Description of investment	(e) Current value
	Chemed Corporation common stock		
*	Chemed Corporation	Common Stock	$ 29,953,942
	Mutual funds		
*	iShares	S&P 500 Index Fund	25,263,667
	MFS	International Value Fund	23,809,588
	T Rowe Price	Blue Chip Growth Fund	22,433,572
*	BlackRock	Equity Dividend Fund	18,546,899
	Victory Sycamore	Established Value Fund	16,235,828
	JP Morgan	Core Bond Fund	15,938,344
	Vanguard	Federal Money Market Fund	12,474,649
	Goldman Sachs	Growth Opportunities Fund	12,322,804
	Columbia	Small Cap Value Fund	7,188,328
	MFS	Total Return Fund	6,542,406
	Oppenheimer	International Small-Mid Company Fund	6,048,160
	Wells Fargo	Short Duration Government Bond Fund	5,298,110
	Oakmark	Equity & Income Fund	3,393,242
	Lord Abbett	Developing Growth Fund	3,058,220
	PIMCO	Real Return Fund	2,508,559
	Total mutual funds		181,062,376
	Collective Trust fund		
	Invesco	Stable Value Retirement Fund	9,445,741
	Notes receivable from participants		
*	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 6.00%	6,615,442
	Total		$ 227,077,501

* Denotes party in interest.



Plante & Moran, PLLC
Suite 100
250 S. High Street
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 2-80712) on Form S-8 of our report dated June 8, 2018 appearing in the annual report on Form 11-K of Chemed/Roto Rooter Savings & Retirement Plan for the year ended December 31, 2017.

Plante & Moran, PLLC

Columbus, Ohio
June 8, 2018